[Hancock Holding Company Letterhead]

August 6, 2013

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Michael Volley

RE:	Hancock Holding Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Filed May 8, 2013

File No. 001-13089

Dear Mr. Volley:

This letter is in response to the comments received from the Commission via e-mail on July 9, 2013. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6 – Selected Financial Data, page 27

Comment 1: We note the non-accrual loan balances for the five years presented on page 29. We further note that you have excluded non-accruing troubled debt restructurings (“TDRs”) from the non-accrual balances presented on this page. On pages 98 and 47 you also present non-accrual loans; however on these pages you include non- accruing TDRs in the non-accrual loan balances. Please revise future filings to either include a footnote to page 29 that states that non-accruing TDRs are excluded from the non-accrual loan balances presented or provide consistent non- accrual balances throughout the filing.

Response 1:

For future filings beginning with the Form 10-Q for the quarter ending June 30, 2013, the Company will revise its footnote under the Selected Financial Data, Asset Quality Information to include the statement that non-accruing TDRs are excluded from the non-accrual loan balances presented. The revised footnote will state, “(a) Non-accrual loans and accruing loans past due 90 days or more do not include non-accrual restructured loans and acquired credit-impaired loans which were written down to fair value upon acquisition and accrete interest income over the remaining life of the loan.”

Securities and Exchange Commission

August 6, 2013

Management’s Discussion and Analysis

Provision for Loan Losses, page 38

Comment 2: We note your discussion of a bulk loan sale that added $13.7 million to the provision for loan losses and $16.2 million in charge-offs toward the end of 2012. Please address the following:

a.	Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.

b.	Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

i.	For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

ii.	For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

c.	Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

d.	Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

e.	Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-off’s from the bulk sale included in your historical losses used in your allowance methodology.

Securities and Exchange Commission

August 6, 2013

Response 2:

Given the inter-relationship between the questions you asked under this item, the Company has addressed your questions in one global response rather than on a paragraph by paragraph basis.

Overview of Bulk Sale

Non-performing loans increased $35.0 million, or 26%, from the second quarter ended June 30, 2012 through the third quarter ended September 30, 2012 as shown in the table below. Compared to the year ended December 31, 2011, non-performing loans increased $50.6 million, or 43%, through the third quarter ended September 30, 2012. In the fourth quarter of 2012, the Company assessed various resolution options related to its non-performing loans on a case by case basis, including the potential for rehabilitation, protracted litigation and bankruptcy filings, foreclosures, additional losses, projected expenses and the estimated marketing time for any foreclosed properties. As a result of that assessment, management determined the best course of action would be to pursue a bulk sale of those loans considered to require the most time and potential cost to resolve (the “Selected Troubled Loans”).

	4Q11	1Q12	2Q12	3Q12
Non-accrual loans	$99,128	$111,378	$113,384	$135,499
Restructured loans	18,145	19,926	19,518	32,339

Total non-performing loans	$117,273	$131,304	$132,902	$167,838

Increase % Q/Q		12%	1%	26%
Increase % 4Q11 vs Q		12%	13%	43%

A plan of action to sell the Selected Troubled Loans was determined and they were treated as held for sale for accounting purposes. The Company identified and rated potential buyers based on their reputation and past performance for successful bulk purchase closings, the ability of a prospective purchaser to secure financing, the buyer’s approach to collections, and the ability to limit trailing expenses to the Company. An expected price range was determined to be 50% to 60% of the recorded investment taking into account pricing for similar transactions and the discounted value of expected resolution for the assets if they were not sold, net of expected future expenses. Information was provided to the selected potential buyers and bids were requested with the intention, but not requirement, to close the sale by December 31, 2012.

The majority of the loans in the pool were collateral-dependent. In determining an acceptable range of selling prices, the Company considered the time it would take to resolve these loans and the future tangible and intangible costs it would incur to legally obtain and sell the collateral including the following: legal costs, holding costs of the assets (ongoing maintenance, property taxes and insurance), internal costs devoted to resolving these loans, business risk if the Company forced a customer to bankruptcy to obtain the collateral, and risk of reduced collateral valuation if the customer went through bankruptcy. The Company accepted an offer at 55% of the recorded investment for the pool of loans and closed the transaction on December 27, 2012. Loans were not priced individually.

Securities and Exchange Commission

August 6, 2013

The table below shows the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable separated by originated, acquired performing and purchase credit impaired loans. The Company will disclose this information in future filings for material future bulk sales.

		Additional
	Recorded	Provision
	Investment	for Loan
	at 12/26/12	Loss	Charge-offs
Originated loans sold:
Commercial non-real estate	$4,506,788	$2,001,570	$2,879,119
Construction and land development	16,479,869	6,155,342	7,639,860
Commercial real estate	10,498,577	4,709,132	4,920,970
Residential mortgages	1,379,638	615,210	615,210
Consumer	431,765	192,534	192,534

Total originated loans sold	$33,296,636	$13,673,787	$16,247,692

Acquired loans sold:
Acquired performing loans
Commercial real estate	1,943,200	—	—

Total acquired performing loans	1,943,200	—	—

Acquired purchase credit impaired loans
Construction and land development	4,373,106	—	—
Commercial real estate	3,476,423	—	—
Residential mortgages	217,000	—	—

Total acquired purchase credit impaired loans	8,066,529	—	—

Total acquired loans sold	$10,009,729	$—	$—

Total loans sold	$43,306,366	$13,673,787	$16,247,692

The table below shows the recorded investment in loans individually evaluated and collectively evaluated for impairment. For the loans individually evaluated for impairment, the loans are further classified by impairment measurement methodology. The Company used the fair value of the collateral for these loans because the loans were all collateral dependent.

Securities and Exchange Commission

August 6, 2013

Recorded Investment at 12/26/12
Originated loans sold:
Individually evaluated for impairment under ASC 310-10
Present value of expected future cash flows discounted at the loan’s effective interest rate	$—
Fair value of the collateral if the loan is collateral dependent	29,429,541

Total loans individually evaluated for impairment under ASC 310-10	$29,429,541
Collectively evaluated for impairment under ASC 450-20	3,867,096

Total originated loans sold	$33,296,636

Acquired performing loans sold
Individually evaluated for impairment under ASC 310-10
Present value of expected future cash flows discounted at the loan’s effective interest rate	$—
Fair value of the collateral if the loan is collateral dependent	1,943,200

Total aquired performing loans individually evaluated for impairment under ASC 310-10	$1,943,200

Total individually evaluated for impairment under ASC 310-10	$31,372,741
Total collectively evaluated for impairment under ASC 450-20	$3,867,096

The Company provided the information requested for each loan measured based on the fair value of the collateral in Appendix A. The amount for which the Company sold each loan is not available because the loans were priced as a pool. The sales price of the loan pool was $24.0 million. The loans individually evaluated for impairment represented 72% of the total loans in the bulk sale based on recorded investment and were all measured using the fair value of the collateral. The recorded investment for these loans was below both the appraised value and the discounted appraised value which is shown in table below. The value used for measuring impairment is based on third party appraisals discounted by an average of 34% to reflect historical sales proceeds compared to appraised values. The Company analyzes three years of historical transactions by geography to determine the average discount applied to the appraisals.

Recorded investment	$31,372,741
ASC 310-10 reserve 3Q12	2,573,905

Recorded investment net of reserve	28,798,836

Appraisal value	49,921,151
Discounted appraisal value	33,086,998
Allocated pool price	17,386,492

Securities and Exchange Commission

August 6, 2013

As discussed above in the overview section, the loans were priced as a pool and the Company’s evaluation of the price was based on known prices for other sales and the Company’s assessment of the discounted value of expected resolution for the assets, net of expected future expenses. The sales price discount relative to the discounted appraisal values used for measuring impairment reflects the inclusion of projected expenses and other risks that would be accounted for as future period expenses rather than as a current impairment valuation.

Because the price achieved for bulk loan sales is lower than other resolution strategies due to the inclusion of projected costs and the assumption of risks by the buyer including bankruptcy, protracted foreclosure and condition of the assets, the valuation information obtained from the bulk sale would only be appropriate for loans with a similar resolution strategy. No loans individually measured for impairment at December 31, 2012 were so identified and as such, the sale information was not incorporated into the impairment reserve analysis for December 31, 2012. In developing the appropriate reserve for these loans, the Company applied its normal valuation methodology for its collateral-dependent loans which provides for a discount of appraised values based on the Company’s historical sales proceeds compared to appraised values.

The Company incorporates the charge off information from the bulk sale in its measurement of credit impairment for loans collectively measured. The bulk sale charge offs are included in the determination of historical loss rates but the impact is reduced by the assumed discount related to the bulk sale transaction. Of the $16.2 million added to net charge offs in 2012 related to the sale, $10.2 million is included in the measurement of credit impairment for loans collectively measured. The Company believes that the additional discount for the bulk sale resolution approximated 20% and that the additional discount is inappropriate to use for the remaining portfolio because the strategy is used so rarely and no such sales are currently expected.

Financial Statements

Note 4 – Loans, page 91

Comment 3: On May 2, 2012 we issued comment 8 which stated: “We note the disaggregated disclosure of your loan portfolio differentiated by originated loans, acquired loans, and covered loans and further by portfolio segments on page 86. We also note for the remainder of your footnote disclosures beginning on page 87 you aggregate your commercial, construction, and real estate portfolio segments into your commercial portfolio. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether these loan portfolios should be classified as a separate class of financing receivable for purposes of providing the all of the disclosures required by ASU 2010-20 or revise future filings to disclose these loan portfolios as separate classes of financing receivables. If you do not believe disclosing disaggregated information is warranted, please provide us with credit quality information (specific allowance, charge-off’s, etc.) which supports your determination that these

Securities and Exchange Commission

August 6, 2013

portfolios do not represent significant credit risks. Please provide us with your proposed revised disclosures as of March 31, 2012.” In your response letter dated June 5, 2012 you state you are in the process of enhancing certain aspects of your allowance methodology and credit risk monitoring activities and you expect the refinements to take place by the end of 2012. In your 2012 Form 10-K and your March 31, 2013 Form 10-Q, we did not note enhanced disclosure of your segments. Please tell us when you believe you will be able to include the required disclosures.

Response 3:

As of April 1, 2013, the Company implemented an enhanced allowance methodology to include more granular stratification of the major loan segments and portfolio risk ratings in the general reserve calculation. The change in allowance methodology will be disclosed in Form 10-Q for the quarter ended June 30, 2013 in the note disclosing Critical Accounting Policies and Estimates. The Company will revise its loan portfolio segments beginning in the June 30, 2013 Form 10-Q in the notes to the financial statements and throughout the document to separate the commercial portfolio into commercial non-real estate, construction and land development, and commercial real estate.

Item 9A – Controls and Procedures, page 144

Comment 4: 4. Please revise future filings to disclose the information required by Item 308(c) of Regulation S-K. Please tell us if there were any changes in your internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response 4:

There were no changes in internal control over financial reporting during the quarter ended December 31, 2012 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will revise future filings to include a statement of the information required by Item 308(c) of Regulation S-K.

March 31, 2013 Form 10-Q

Note 2 – Fair Value – Fair Value of Assets Measured on a Nonrecurring Basis, page 9

Comment 5: 5. You disclose that in some cases credit impairment of a collateral dependent impaired loan is measured using a discounted cash flow valuation technique using a range of 3.15% to 8% as the discount for expected levels of future cash flows. Please clarify for us if you use the discounted cash flow technique to measure the fair value of the collateral and tell us the typical facts and circumstances regarding why you do not use a third-party appraisal to measure fair value of the collateral. Also explain to us why you consider the discounted cash flow technique to be a level 3 measurement but you consider the appraisal technique to be a level 2 measurement.

Securities and Exchange Commission

August 6, 2013

Response 5:

Third-party appraisals are used to measure fair values for all collateral dependent impaired loans. The discounted cash flow technique is only used for non-collateral dependent loans and should not have been referenced in the note. Beginning with the Form 10-Q for the quarter ending June 30, 2013, the discussion of discounted cash flow technique within the section “Fair Value of Assets Measured on a Nonrecurring Basis” will be eliminated. The revised note will state, “Certain assets and liabilities are measured at fair value on a nonrecurring basis. Collateral-dependent impaired loans are level 2 assets measured at the fair value of the underlying collateral based on third-party appraisals that take into consideration prices in observed transactions or other market-based information such as recent sales activity for similar assets in the property’s market.”

The Company represents to the Securities and Exchange Commission and its Staff that the company is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (228) 868-4725.

Sincerely,
/s/ Michael M. Achary
Michael M. Achary

Securities and Exchange Commission

August 6, 2013

Appendix A

Relationship #	Recorded Investment at 12/26/12	ASC 310-10 Reserve at 09/30/12	# of Loans in Relationship	Range of Last Appraisal Dates	Appraisal Value at 09/30/12	(B) Discounted Appraisal Value at 09/30/12	Explanation for Difference A-B
1	$633,649	$—	1	03/21/12	$990,000	$712,800	A
2	1,748,305	—	3	11/08/11-03/28/12	2,550,000	1,836,000	A
3	1,373,069	—	2	10/27/11	2,045,000	1,472,400	A
4	1,411,140	877,549	4	11/18/09-05/23/12	2,857,464	1,431,006	A
5	1,405,701	211,838	6	12/09/11-09/11/12	1,620,015	1,238,714	B
6	701,583	38,603	8	11/17/08-04/23/12	944,079	689,178	B
7	6,118,999	—	3	10/31/11-06/07/12	10,828,000	6,771,840	A
8	881,907	—	1	10/07/09	1,370,000	1,000,100	A
9	573,044	—	1	01/26/11	950,000	684,000	A
10	310,047	160,906	2	11/08/11-11/25/11	790,000	371,800	A
11	1,165,452	—	2	03/01/11-05/24/12	3,157,748	1,695,099	A
12	1,076,859	—	3	09/10/03-10/12/11	1,537,200	1,137,031	A
13	2,986,843	586,828	3	01/26/12-04/24/12	3,405,000	2,451,600	B
14	1,943,200	236,499	2	06/20/12	2,820,000	2,030,400	A
15	1,355,600	—	1	10/31/11	2,162,000	1,556,640	A
16	1,120,000	—	2	10/31/11	1,600,000	1,152,000	A
17	233,800	—	1	02/07/12	482,645	352,331	A
18	1,280,824	47,037	4	11/10/08-12/12/11	1,902,000	1,388,460	A
19	2,020,719	281,919	1	08/03/10	3,220,000	1,738,800	B
20	1,730,864	—	1	01/09/12	2,700,000	1,944,000	A
21	779,938	132,726	15	08/18/11	1,210,000	871,200	A
22	521,198	—	1	06/30/12	780,000	561,600	A

	$31,372,741	$2,573,905	67		$49,921,151	$33,086,998

Explanation for the difference between the recorded investment and the discounted appraised value:

A	Discounted appraised value is higher than recorded investment.
B	Reserve is greater than or equal to the difference between the discounted appraised value and the recorded investment.